Exhibit 99.1

PPDAI Group Inc. Reports First Quarter 2019 Unaudited Financial Results

SHANGHAI, May 15, 2019 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

	As of
	March 31, 2018	December 31, 2018	March 31, 2019
Cumulative registered users[1] (’000)	71,424	88,930	93,864
Cumulative number of borrowers[2] (’000)	11,282	14,440	15,433
Cumulative number of individual investors[3]	581,977	667,738	689,688

	For Three Months Ended
	March 31, 2018	March 31, 2019	YoY Change
Number of unique borrowers[4] (’000)	2,501	3,246	29.8%
Loan origination volume[5] (RMB, million)	12,349	19,080	54.5%
Repeat borrowing rate[6] (%)	78.7%	75.3%	-4.3%
Average loan size[7] (RMB)	3,066	3,387	10.5%

First Quarter 2019 Financial and Operational Highlights

•	Net profit increased by 60.7% to RMB703.1 million (US$104.8 million) in the first quarter of 2019 from RMB437.6 million in the first quarter of 2018.

•	Operating revenues[8] increased by 52.6% to RMB1,458.3 million (US$217.3 million) in the first quarter of 2019, from RMB955.4 million in the same period of 2018.

•	Loan facilitation service fees increased by 51.2% to RMB938.6 million (US$139.9 million) in the first quarter of 2019, from RMB620.8 million in the same period of 2018.

•	Operating income was RMB794.8 million (US$118.4 million) for the first quarter of 2019, representing an increase of 98.7% from RMB400.1 million in the same period of 2018.

•

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB807.0 million (US$120.2million) for the first quarter of 2019, representing an increase of 94.6% from RMB414.7 million in the same period of 2018.

•	Cumulative registered users[1] reached approximately 93.9 million as of March 31, 2019.

•	Cumulative number of borrowers[2] reached 15.4 million as of March 31, 2019.

•	Cumulative number of individual investors[3] reached 689,688 as of March 31, 2019.

•	Number of unique borrowers[4] was approximately 3.3 million for the first quarter of 2019, representing an increase of 29.8% from the same period of 2018.

•	Loan origination volume[5] was RMB19.1 billion for the first quarter of 2019, representing an increase of 54.5% from the same period of 2018.

•	The proportion of total loan origination volume funded by institutional funding partners was 30.9% for the first quarter of 2019.

•	Average loan tenure[9] was 9.6 months for the first quarter of 2019.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of March 31, 2019.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to March 31, 2019.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to March 31, 2019.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]

As the Company’s cooperation with institutional funding partners through trust arrangement continues to grow, the Company has included the net interest income/(expenses) and loan provision losses in the operating revenues starting from the first quarter of 2019. The comparative financial information was adjusted accordingly.

[9]	Represents the average loan tenure period on PPDAI platform during the period presented

Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of PPDAI, commented, “We are pleased to deliver solid performance in the first quarter of 2019 amidst an evolving market environment, as highlighted by a robust 60.7% increase in net profit to RMB703.1 million from RMB437.6 million. We steadily grew loan origination volume, which increased by 54.5% year-over-year to RMB19.1 billion. The growth in loan origination volume shows that the demand for technology-driven consumer lending services remains strong. We look forward to a strengthened regulatory framework around online consumer lending; as an industry leader PPDAI is well positioned to benefit from industry consolidation and the huge opportunity in China’s consumer lending industry.”

Mr. Feng Zhang, Co-Chief Executive Officer of PPDAI, said, “In the first quarter of 2019, we continued to diversify our funding sources and expand our base of institutional funding partners. The proportion of total loan origination volume funded by institutional funding partners in the first quarter increased to 30.9% from 20.4% in the fourth quarter of 2018. Looking forward, we remain confident in our ability to achieve further diversification in funding sources and drive business growth.”

Mr. Simon Ho, Chief Financial Officer of PPDAI, commented, “We are delighted to report solid financial results for the first quarter which underscores the strength of our markets and the near-term growth trajectory of our business. In particular, we achieved significant improvement in operating profitability and efficiency as demonstrated by a 94.6% year-over-year increase in our non-GAAP operating income and non-GAAP operating margin of 55.3%. Our balance sheet remained solid with approximately RMB3.4 billion of cash and short-term liquidity. Notably, our quality assurance fund remains sufficiently funded with a total balance of RMB5.3 billion, equivalent to 23.4% of the total outstanding loans protected by the quality assurance fund.”

Mr. Jun Zhang concluded, “Our result highlights the strength and resilience of our business model and our capability in navigating the dynamic industry landscape. We will maintain focus on our strategy and deliver shareholder value by expanding our loan services, enhancing our brand recognition, continuing to invest in technology and our core capabilities, and seeking new growth opportunities.”

First Quarter 2019 Financial Results

Operating revenues for the first quarter of 2019 increased by 52.6% to RMB1,458.3 million (US$217.3 million) from RMB955.4 million in the same period of 2018, primarily due to the increase in loan facilitation service fees and interest income from loans invested mainly through trusts.

Loan facilitation service fees increased by 51.2% to RMB938.6 million (US$139.9 million) for the first quarter of 2019 from RMB620.8 million in the same period of 2018, primarily due to the increase in loan origination volume.

Post-facilitation service fees increased by 35.6% to RMB308.1 million (US$45.9 million) for the first quarter of 2019 from RMB227.2 million in the same period of 2018, primarily due to the increase in loan origination volume and the rolling impact of deferred transaction fees.

Net interest income/(expenses) and loan provision losses for the first quarter of 2019 were an income of RMB133.3 million (US$19.9 million), compared to an income of RMB38.6 million in the same period of 2018, mainly due to the increased interest income from the expansion in the number of consolidated trusts established.

Other revenue increased by 13.9% to RMB78.3 million (US$11.7 million) for the first quarter of 2019 from RMB68.8 million in the same period of 2018, primarily due to an increase in management fees from investment programs that invest in loans protected by the quality assurance fund and an increase in loan collection fees

Origination and servicing expenses increased by 6.8% to RMB264.0 million (US$39.3 million) for the first quarter of 2019 from RMB247.1 million in the same period of 2018, primarily due to an increase in fees paid to third party providers for loan collection services and an increase in referral fees paid to third parties for successful loan originations.

Sales and marketing expenses decreased by 4.6% to RMB144.2 million (US$21.5 million) for the first quarter of 2019 from RMB151.1 million in the same period of 2018, primarily due to the decline in online customer acquisition expenses.

General and administrative expenses increased by 51.1% to RMB107.2 million (US$16.0 million) for the first quarter of 2019 from RMB70.9 million in the same period of 2018, primarily due to an increase in fees paid to third-parties for trust and other services. General and administrative expenses for the period included share-based compensation of RMB12.1 million(US$1.8 million).

Research and development expenses increased by 17.6% to RMB87.7 million (US$13.1 million) for the first quarter of 2019 from RMB74.6 million in the same period of 2018 primarily due to increased investments in technology.

Provision for doubtful accounts increased by 419.1% to RMB60.4 million (US$9.0 million) for the first quarter of 2019 from RMB11.6 million in the same period of 2018 due to the increase in loan origination volume.

Operating income increased by 98.7% to RMB794.8 million (US$118.4 million) for the first quarter of 2019 from RMB400.1 million in the same period of 2018.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB807.0 million (US$120.2 million) for the first quarter of 2019, representing an increase of 94.6% from RMB414.7 million in the same period of 2018.

Other income was RMB49.6 million (US$7.4 million) for the first quarter of 2019, compared with other income of RMB132.1 million in the same period of 2018. Other income primarily consisted of (1) a gain of RMB34.1 million (US$5.1 million) from the quality assurance fund and (2) a realized loss of RMB10.1 million (US$1.5 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period. The Company re-evaluates the fair value of outstanding financial guarantee derivatives at each balance sheet date to reflect the views of market participants on the expected default rate based on the latest market changes. For the first quarter of 2019, RMB15.6 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund.

Income tax expenses were RMB141.3 million (US$21.1 million) for the first quarter of 2019, compared with income tax expenses of RMB94.6 million in the same period of 2018.

Net profit increased by 60.7% to RMB703.1 million (US$104.8 million) for the first quarter of 2019, from RMB437.6 million in the same period of 2018.

Net profit attributable to ordinary shareholders of the Company increased by 60.2% to RMB703.2 million (US$104.8 million) for the first quarter of 2019, from RMB439.0 million in the same period of 2018.

As of March 31, 2019, the Company had cash and cash equivalents of RMB1,907.3 million (US$284.2 million) and short-term investments mainly in wealth management products of RMB1,444.1 million (US$215.2 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB2,810.0 million (US$418.7 million) and the quality assurance fund receivable of RMB2,475.3 million (US$368.8 million), was equivalent to 23.4% of the total outstanding loans protected by the quality assurance fund.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.51%	4.12%	5.16%	5.68%	5.97%	6.18%	6.29%	6.39%	6.47%	6.50%	6.50%
2018Q1	1.35%	2.18%	2.97%	3.65%	4.30%	4.85%	5.22%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.75%	3.08%	4.35%	5.43%	6.31%	6.97%	7.45%	7.79%
2018Q3	1.42%	2.48%	3.50%	4.36%	5.07%
2018Q4	1.42%	2.48%

Changes in Board of Directors

The Board of Directors of the Company (the “Board”) has approved the resignation of Mr. Kai Deng, a member of the Board and a member of the compensation committee of the Board, effective on April 18, 2019. Mr. Kai Deng’s resignation was due to his own personal reasons.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 15, 2019 (8:00 PM Beijing/Hong Kong time on May 15, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 22, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10131331

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of March 31, 2019, the Company had over 93.9 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7112 to US$1.00, the rate in effect as of March 29, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,616,164	1,907,265	284,191
Restricted cash	3,677,557	4,160,791	619,977
Short-term investments	1,694,660	1,444,120	215,181
Investments	167,501	170,312	25,377
Quality assurance receivable	2,064,366	2,475,318	368,834
Intangible assets	68,880	68,880	10,263
Property, equipment and software, net	144,002	138,203	20,593
Loans and receivables, net of provision for loan losses	2,331,108	3,041,424	453,186
Accounts receivable	812,042	964,055	143,649
Deferred tax assets	122,763	122,840	18,304
Financial guarantee derivative assets	56,287	55,504	8,271
Contract assets	112,103	108,845	16,218
Right of use assets[1]	—	127,066	18,933
Prepaid expenses and other assets	224,623	319,524	47,609
Goodwill	50,411	50,411	7,511

Total assets	13,142,467	15,154,558	2,258,097

Liabilities and Shareholders’ Equity
Payable to platform customers	905,034	782,713	116,628
Quality assurance payable	3,819,379	4,597,044	684,981
Payroll and welfare payable	188,254	128,409	19,134
Taxes payable	225,101	183,146	27,290
Short-term borrowings	25,000	25,000	3,725
Funds payable to investors of consolidated trusts	1,505,909	2,141,121	319,037
Contract liabilities	165,469	153,272	22,838
Deferred tax liabilities	100,064	99,865	14,880
Accrued expenses and other liabilities	222,519	212,544	31,670
Leasing liabilities	—	118,420	17,645
Dividends payable	—	390,716	58,218

Total liabilities	7,156,729	8,832,250	1,316,046

Commitments and contingencies
PPDai Group Inc. Shareholder’s deficit
Class A ordinary shares	58	59	8
Class B ordinary shares	44	44	7
Additional paid-in capital	5,896,017	5,607,375	835,525
Treasury stock	(332,121)	(5,231)	(779)
Statutory reserves	256,006	256,006	38,146
Accumulated other comprehensive income	58,210	44,129	6,573
Retained earnings	45,668	358,132	53,363

Total PPDai Group Inc. shareholders’ equity	5,923,882	6,260,514	932,843

Non-controlling interest	61,856	61,794	9,208

Total shareholders’ equity	5,985,738	6,322,308	942,051

Total liabilities and shareholders’ equity	13,142,467	15,154,558	2,258,097

[1]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed us to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	620,809	938,611	139,857
Post-facilitation service fees	227,164	308,078	45,905
Net interest income and loan provision losses	38,620	133,307	19,863
Other Revenue	68,807	78,341	11,673
Total operating revenues	955,400	1,458,337	217,298

Operating expenses:
Origination and servicing expenses	(247,099)	(264,012)	(39,339)
Sales and marketing expenses	(151,063)	(144,182)	(21,484)
General and administrative expenses	(70,933)	(107,214)	(15,975)
Research and development expenses	(74,606)	(87,721)	(13,071)
Provision for doubtful accounts	(11,629)	(60,361)	(8,994)

Total operating expenses	(555,330)	(663,490)	(98,863)

Other income (expenses)
Gain from quality assurance	59,743	34,127	5,085
Realized loss from financial guarantee derivatives	(45,222)	(10,122)	(1,508)
Fair value change of financial guarantee derivatives	71,530	(783)	(117)
Other income, net	46,028	26,349	3,926

Profit before income tax expenses	532,149	844,418	125,821
Income tax expenses	(94,585)	(141,300)	(21,054)

Net profit	437,564	703,118	104,767
Less: net loss attributable to non-controlling interest shareholders	(1,482)	(62)	(9)
Net profit attributable to PPDAI Group Inc.	439,046	703,180	104,776

Foreign currency translation adjustment, net of nil tax	(41,296)	(14,081)	(2,098)

Total comprehensive income attributable to PPDAI Group Inc.	397,750	689,099	102,678

Weighted average number of ordinary shares used in computing net loss per share
Basic	1,503,034,952	1,493,783,054	1,493,783,054
Diluted	1,623,915,472	1,558,982,909	1,558,982,909
Income per share -Basic	0.2921	0.4707	0.0701
Income per ADS-Basic	1.4605	2.3537	0.3507
Income per share -Diluted	0.2704	0.4511	0.0672
Income per ADS-Diluted	1.3518	2.2553	0.3360

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	USD
Total operating revenue	955,400	1,458,337	217,298
Less: total operating expenses	(555,330)	(663,490)	(98,863)
Operating Income	400,070	794,847	118,435
Add: share-based compensation expenses	14,678	12,122	1,806
Non-GAAP adjusted operating income	414,748	806,969	120,241

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31
	2018	2019
	RMB	RMB	USD
Net cash provided by operating activities	88,090	474,869	70,758

Net cash used in investing activities	(226,749)	(269,947)	(40,224)
Net cash provided by (used in) financing activities	(63,972)	584,593	87,107

Effect of exchange rate changes on cash and cash equivalents	(41,128)	(15,180)	(2,262)
Net increase (decrease) in cash, cash equivalent and restricted cash	(243,759)	774,335	115,379
Cash, cash equivalent and restricted cash at beginning of period	4,283,704	5,293,721	788,789
Cash, cash equivalent and restricted cash at end of period	4,039,945	6,068,056	904,168